# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ModivCare Inc, CIK 0001220754
CUSIP: 60783X104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6900 LAYTON AVENUE, 12TH FLOOR, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001469588

## Reporting persons
- Q Global Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 1,221,933; shared voting power 0; sole dispositive power 1,221,933; shared dispositive power 0; aggregate amount beneficially owned 1,221,933 (8.55% of the class)
  Comment: (1) Q Global Capital Management, L.P. ("QGCM") exercises voting and dispositive power over theshares reported herein as the investment manager of Q5-R5 Trading, Ltd.
  
  (2) Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of ModivCare, Inc. outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: ModivCare Inc
Address of issuer's principal executive offices: 6900 LAYTON AVENUE, 12TH FLOOR, DENVER, Colorado, 80237

## Item 2. Person Filing
Name of person filing:
Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the '"Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Q Global Capital Management, L.P., a Texas limited partnership ("QGCM" or the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Renegade Swish, LLC, a Delaware limited liability company ("RS"), Q Global Advisors, LLC, a Texas limited liability company ("QGA"), and Geoffrey Raynor ("Raynor").

The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons" and individually an "Item 2 Person." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Address of principal business office or, if none, residence: The address of the principal business office of each Item 2 Person is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
REPORTING PERSONS

QGCM

Because of its position as the sole investment manager of Q5-R5 Trading, Ltd., QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 shares of the common stock (the "Shares"), which constitute approximately 8.55% of the 14,283,664 Shares deemed to be outstanding.

CONTROLLING PERSONS

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 Shares, which constitute approximately 8.55% of the 14,283,664 Shares deemed to be outstanding.

RS

Because of its position as the sole manager of QGA, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 Shares, which constitute approximately 8.55% of the 14,283,664 Shares deemed to be outstanding.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,221,933 Shares, which constitute approximately 8.55% of the 14,283,664 Shares deemed to be outstanding.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.
Percent of class: 8.55
Sole power to vote or to direct the vote:
REPORTING PERSONS

QGCM

As the sole investment manager of Q5-R5 Trading Ltd., QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.

CONTROLLING PERSONS

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.

RS

As the sole manager of QGA, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,221,933 Shares.
Shared power to vote or to direct the vote: See 4(c)(i) above.
Sole power to dispose or to direct the disposition: See 4(c)(i) above.
Shared power to dispose or to direct the disposition: See 4(c)(i) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Q Global Capital Management, L.P.: /s/ Nelson Holm, Nelson Holm, Assistant Secretary of Q Global Advisors, LLC, its general partner (01/13/2025)